SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2005

DAIMLERCHRYSLER AG

(Translation of registrant’s name into English)

EPPLESTRASSE 225, 70567 STUTTGART, GERMANY

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F ☒    Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes ☐  No ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with
Rule 12g3-2(b): 82-                      ]

This report on Form 6-K is hereby incorporated by reference in the registration statement on Form F-3 of DaimlerChrysler North America Holding Corporation (Registration Statements Nos. 333-123535 and 333-13160) and the registration statements on Form S-8 (Nos. 333-5074, 333-7082, 333-8998, 333-86934 and 333-86936) of DaimlerChrysler AG

DAIMLERCHRYSLER AG

FORM 6-K: TABLE OF CONTENTS

1.                    Press Information: Supervisory Board decides on personnel changes

2

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This document contains forward-looking statements that reflect management’s current views with respect to future events. The words „anticipate,” „assume,” „believe,” „estimate,” „expect,” „intend,” „may,” „plan,” „project” and „should” and similar expressions identify forward-looking statements. Such statements are subject to risks and uncertainties, including, but not limited to: an economic downturn in Europe or North America; changes in currency exchange rates, interest rates and in raw material prices; introduction of competing products; increased sales incentives; the successful implementation of the new business model for smart; supply interruptions of production materials, resulting from shortages, labor strikes or supplier insolvencies; and decline in resale prices of used vehicles. If any of these or other risks and uncertainties occur (some of which are described under the heading “Risk Report” in DaimlerChrysler’s most recent Annual Report and under the heading “Risk Factors” in DaimlerChrysler’s most recent Annual Report on Form 20-F filed with the Securities and Exchange Commission), or if the assumptions underlying any of these statements prove incorrect, then actual results may be materially different from those expressed or implied by such statements. We do not intend or assume any obligation to update any forward-looking statement, which speaks only as of the date on which it is made.

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Contacts		Press Information
Hartmut Schick	+49 (0)711 17 93444
Toni Melfi	+49 (0)711 17 95353	Date August 18, 2005

DaimlerChrysler: Supervisory Board decides on personnel changes

•         Dr. Dieter Zetsche (52) to take charge of the Mercedes Car Group as of September 1, 2005

•         Dr. Eckhard Cordes (54) to leave DaimlerChrysler at his own request on August 31, 2005

•         Thomas W. LaSorda (51) and Eric Ridenour (47) to assume their new positions at Chrysler Group as of September 1, 2005

Stuttgart - The Supervisory Board of DaimlerChrysler AG today has taken the following personnel decisions:

As previously announced, Dr. Dieter Zetsche (52), at present Head of Chrysler Group, will be appointed Chairman of the Board of Management of DaimlerChrysler AG as of January 1, 2006. In addition, he will become Head of Mercedes Car Group as of September 1, 2005.

Dr. Eckhard Cordes (54), Head of Mercedes Car Group, will leave the company at his own request on August 31, 2005, after 29 years of service.

Thomas W. LaSorda (51) will become Head of Chrysler Group as of September 1, 2005. On the same date, Eric Ridenour (47) will succeed Thomas W. LaSorda as Chief Operating Officer (COO) of Chrysler Group.

Ridenour has been appointed as Member of the DaimlerChrysler Board of Management for a period of three years starting on September 1, 2005.

Further information from DaimlerChrysler is available on the internet at: www.media.daimlerchrysler.com

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DaimlerChrysler AG

By:	/s/ ppa.	Robert Köthner
	Name:	Robert Köthner
	Title:	Vice President
Chief Accounting Officer

By:	/s/ i.V.	Silvia Nierbauer
	Name:	Silvia Nierbauer
	Title:	Director

Date: August 18, 2005